Additional Information

On May 31, 2002, the India Enforcement Directorate (the "Directorate") issued a "Memorandum" to approximately 14 foreign institutional investors (mostly US investment advisers and referred to as "FIIs") and their 20 related sub-accounts (most of which are mutual funds) regarding their purchases of shares of an Indian company, Himachal Futuristic Communications Ltd. ("Himachal"). Nicholas-Applegate Emerging Countries Fund (the Fund") is one of the sub-accounts that purchased those shares. At the time of purchase, Nicholas-Applegate Capital Management ("Nicholas-Applegate") was the related FII because it was the advisor to the Fund.

The Memorandum alleges that these purchases violated Sections 19(1)(b), 64(2), 68(1) and 68(2) of India's Foreign Exchange Regulation Act and Sections 49(3) and 49(4) of the India's Foreign Exchange Regulation Act. The Directorate believes these purchases needed to be approved in advance by the Reserve Bank of India, and such approval was not obtained. The Memorandum gave each FII 10 days to respond as to why formal administrative proceedings should not be instituted against such FII.

At the time of purchases, Himachal was engaging in a public offering of its shares. FIIs could participate directly in the offering by obtaining Reserve Bank of India advance approval and placing their payment for the shares in an escrow account in India. Many FIIs, i.e., all of the FIIs that are subject of the Directorate's investigation, declined to follow this procedure and instead purchased the shares from the principal distributor of the offering, First Global Stockbroking, in private transactions which they were assured were equivalent to participating in the offering but did not require Reserve Bank of India approval.

Private securities transactions in India at the prevailing market price do not need Reserve Bank of India approval. However, the offering price, which was also used as the purchase price for these private transactions, was below the prevailing market price for other shares of Himachal. Therefore, the Directorate concluded that the private purchases needed Reserve Bank of India approval. The Directorate also apparently concluded that to make up for the price difference, the FIIs must have further compensated First Global Stockbroking outside of India, thus violating India's foreign exchange laws. In fact, however, no such payments were made by the Fund or, to our knowledge, by any of the FIIs or sub-accounts.

In the case of the Fund, the initial attempt to purchase the Himachal shares did not settle. The Fund's sub-custodian in India (Deutsche Bank) determined that the purchases needed Reserve Bank of India approval and therefor did not permit the purchases to settle. The Fund ultimately purchased the shares in a separate, subsequent transaction that did not need Reserve Bank of India approval and which is not the subject of the Directorate's inquiry. Despite the fact that the Fund's sub-custodian did not permit the initial purchases to settle, we expect the Directorate to take the position that the instructions to make the allegedly illegal purchases are enough to constitute violations, i.e., the attempt to violate the law is itself a violation.

Any administrative proceeding would be held before a Directorate official acting in an adjudicatory capacity. The proceeding could result in a monetary penalty, but the proceedings are civil in nature, not criminal. The penalty could be as high as five times the amount involved in the violation, but exactly how that amount would be calculated in the Fund's case is unclear.

At this time, we believe that the interests and legal positions of the Fund and Nicholas-Applegate are identical, and we have therefore engaged the same legal counsel in India to represent us. The Fund is working with Nicholas-Applegate and local counsel to respond to the Directorate with regard to the administrative proceeding. Our counsel have asked for and received additional time to respond to the Memorandum, and for the opportunity to review certain documents on which the Directorate based its actions. At this time, we intend to respond to the Memorandum and to proceed through the administrative process if necessary. Our counsel has recommended this course. They have also advised us that any administrative proceeding is likely to be very protracted.